UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 13, 2007

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

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82 - ☐

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

November 13, 2007	For Immediate Release

NEWS RELEASE

DIAMOND DRILLING COMMENCES ON THE SAN ANTONIO PROJECT, CHIHUAHUA.

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that diamond drilling has commenced on the San Antonio project in southern Chihuahua State, Mexico. The program will comprise a minimum of 1,500 metres in 9 holes and will test a district scale epithermal system that has been identified on the 11,946 hectare property. The San Antonio gold-copper project is under option to Altair Ventures Incorporated (TSX-V: AVX) who is funding the program in order to earn a 70% interest. Great Panther is the operator.

Previous exploration and drilling (2004 to 2006) by Great Panther on the San Antonio project led to the recognition of the district scale potential of the mineralization here. Exploration in 2007, funded by Altair Ventures, has provided further details of a vertically-zoned, 12-kilometre long system of mineralization and alteration that appears to be gold-copper rich near the base, grading to silver-gold-lead-zinc in the upper portions.

Mapping and sampling this year have identified five primary areas of alteration / mineralization: 1) the Breccia Gossan Zone (bulk tonnage, high sulphidation epithermal gold-copper system), 2) the San Cayetano Zone (low sulphidation quartz-barite-galena-sphalerite-pyrite, silver-gold vein), 3) the San Cayetano South Zone (low sulphidation quartz-galena-sphalerite-pyrite, silver-gold vein), 4) the La Gringa Zone (low sulphidation quartz-galena-sphalerite-pyrite, silver-gold vein) and 5) the La Gringa North Zone (low sulphidation quartz-galena-sphalerite-pyrite, gold-silver vein).

The Breccia Gossan Zone is a 2,000 by 800 metre area of intense silica and clay alteration interpreted to represent the middle to lower level of the mineralizing system at San Antonio, while the vein style mineralization in the other zones is thought to reflect the upper portions of the system. The focus of the present diamond drilling program is to evaluate these five key areas on the project and determine how they are related.

A review of surface chip channel sampling in these areas from 2004/5 and 2007 includes 1.5 metres @ 7.5g/t gold, 11g/t silver; 0.3 metres @ 300g/t silver, 0.47% lead and 3.62% zinc; and 1.2 metres @ 268g/t silver, 0.29% lead, and 1.22% zinc, all from the San Cayetano South Zone. From the La Gringa North Zone, results from surface include 1.5 metres @ 0.19g/t gold, 289g/t silver, 0.51% lead, and 0.76% zinc; and 3.0 metres @ 0.99g/t gold, 23g/t silver, 0.26% lead, and 0.18% zinc. The San Cayetano Zone returned values of 1.0 metre @ 538g/t silver and 0.24% lead; and 1.2 metres @ 109g/t silver, 0.99% lead, and 0.35% zinc. Further details and a map of the project can be found on the Great Panther website at www.greatpanther.com.

The San Antonio property is located in the Sierra Madre Belt, 80 kilometres NNW of the Guadalupe y Calvo Mining District, which has historically produced more than 2 million ounces of gold, and 80 kilometres SSE of the Batopilas area which hosts Goldcorp’s El Sauzal Mine, (2006 proven and probable reserve of 1.7 million ounces gold). Great Panther and Altair Ventures are exploring a previously unrecognized, 3 by 17 kilometre “window” of Tertiary Lower Series volcanic rocks containing epithermal gold-copper-silver-lead-zinc mineralization that has never been explored by modern methods.

The drilling program is being supervised in the field by Resource Geosciences Mexico of Hermosillo, Sonora. All rock samples are sent to SGS Labs in Durango for analyses. Core drilling is being conducted by BDW Drilling of Guadalajara, Mexico. Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and its wholly owned subsidiary, Minera Mexicana El Rosario, S.A. de C.V., is designated as the Qualified Person for the San Antonio Project under the meaning of NI 43-101 and has reviewed this news release.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Executive Chairman

Date: November 14, 2007

CW1515235.1